SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)

                                 MathStar, Inc.
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                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)


                                    576801302
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                                 (CUSIP Number)


                                 Zachary McAdoo
                                The Zanett Group
                          635 Madison Avenue, 15th Floor
                            New York, New York 10022
                                (212) 486-3364
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                July 17, 2009
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

CUSIP No.  576801302
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Zanett Opportunity Fund, Ltd. (EIN# N/A)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     301,664

8.   SHARED VOTING POWER



9.   SOLE DISPOSITIVE POWER

     301,664

10.  SHARED DISPOSITIVE POWER

     3.29%

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     301,664

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     %

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No.  576801302
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Lombardier Management, Ltd. (EIN# N/A)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands based corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     301,664

9.   SOLE DISPOSITIVE POWER



10.  SHARED DISPOSITIVE POWER

     301,664

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     301,664

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.29%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No.  576801302
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Zachary McAdoo

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     301,664

9.   SOLE DISPOSITIVE POWER



10.  SHARED DISPOSITIVE POWER

     301,664

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     301,664

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.29%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No.  576801302
            ---------------------

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Item 1.  Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this "Schedule 13D") relates is the Common Stock, $0.01 par value per share (the "Common Stock"), of Mathstar, Inc. (the "Issuer"). Mathstar, Inc. is a Delaware based corporation with its principal executive offices located at 19075 NW Tanasbourne, Suite 200, Hillsboro, Oregon, 97124.

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Item 2.  Identity and Background.

     (a) This Schedule 13D is being filed by (i) the Zanett Opportunity
Fund, Ltd. a Bermuda based corporation, (ii) Lombardier Management, Ltd., a Cayman Islands based corporation, and (iii) Zachary McAdoo, a citizen of the United States of America. These filers are referred to individually as a "Reporting Person" and collectively as "Reporting Persons".

     (b) The principle office of the Zanett Opportunity Fund, Ltd. is c/o Appleby Spurling Hunter, Canons Court, 22 Victoria Street, Hamilton HM 1179, Bermuda.

     (c) The Zanett Opportunity Fund, Ltd. is a Bermuda Exempted Mutual Fund Company managed by Lombardier Management, Ltd., investment manager to the Zanett Opportunity Fund, Ltd., whose principal offices are Harbour Chambers, Third Floor, Harbour Centre, P.O. Box 1348, George Town, Grand Cayman, Cayman Islands. Zachary McAdoo is the portfolio manager on behalf of Lombardier Management, Ltd.

     (d) None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) None of the Reporting Persons has been a party to a civil proceeding Of a judicial or administrative body of competent jurisdiction during the last five years, and no Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

With respect to all Reporting Persons, the source of funds used in making the purchases was working capital.

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Item 4.  Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' investment activities.

The purpose of this 13D/A is to report the sale of shares of Mathstar Inc.

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Item 5.  Interest in Securities of the Issuer.

(a) As of May 13, 2009 9,181,497 shares of MathStar, Inc.'s Common
Stock were outstanding (as disclosed on MathStar, Inc.'s Schedule 14A dated June 2, 2009). The aggregate number and percentage of Common Stock held by each Reporting Person is disclosed in Items 11 and 13 of such Reporting Person's cover page to this Schedule 13D.

     (b) The number of shares of Class A Common Stock as to which each Reporting Person has (i) sole or shared power to vote or to direct the vote and (ii) sole or shared power to dispose or to direct the disposition is disclosed in Items 7, 8, 9, and 10 of such Reporting Person's cover page to this Schedule 13D.

     (c) The following transactions in the Common Stock were effected by the Zanett Opportunity Fund, Ltd. since its Schedule 13D/A filing dated February 20, 2009:


NAME                DATE      SHARES     PER SHARE           NATURE
     ----                ----      ---------  ---------           -------

     Feltl & Company     2/24/2009    5,700    $0.87    Open market purchase
     Jefferies & Company 4/15/2009    1,861    $0.81    Open market purchase
     Jefferies & Company 5/12/2009    5,000    $0.89    Open market purchase
     Jefferies & Company 6/15/2009    5,000    $1.22    Open market sale
     Feltl & Company     7/16/2009  310,000    $1.26    Open market sale



(d) No person other than each Member has the right to receive or the power to direct the receipt of dividends from the shares of Common Stock held directly by each respective Member or the right to receive or the power to direct the receipt of the proceeds from the sale of such shares.

         (e)      Not applicable.


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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares. However, the Reporting Persons among themselves may be deemed to be a group as defined in Section 13d-3(b) and have filed this joint Schedule 13D accordingly.


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Item 7.  Material to be Filed as Exhibits.

Exhibit No.  Description

A            Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    SIGNATURE

                                           Zachary McAdoo, CFA


                                           /s/ Zachary McAdoo, CFA
                                           -------------------------------
                                               Zachary McAdoo, CFA


                                           Zanett Opportunity Fund, Ltd.

                                           By:  Lombardier Management, Ltd.
                                                Investment Manager

                                           By:    /s/ Zachary McAdoo, CFA
                                           -------------------------------
                                           Name:   Zachary McAdoo, CFA
                                           Title:  Portfolio Manager


                                           Lombardier Management, Ltd.

                                           By:  Lombardier Management, Ltd.

                                           By:    /s/ Zachary McAdoo, CFA
                                           -------------------------------
                                           Name:   Zachary McAdoo, CFA
                                           Title:  Portfolio Manager